UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1 )*

Blue Ocean Acquisition Corp.
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G1330L105
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

SCHEDULE 13G
CUSIP: G1330L105		Page 2 of 9 Pages
1	NAMES OF REPORTING PERSONS
Blue Ocean Sponsor LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,353,750 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,353,750 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,353,750 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
41.4% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Consists of 4,353,750 Class B Ordinary Shares, which are automatically convertible into Class A Ordinary Shares at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.

(2)
Percentage is calculated based on a total of 6,157,215 Class A Ordinary Shares outstanding on November 9, 2023, as disclosed in the Issuer’s quarterly report on Form 10-Q filed on November 9, 2023, plus the 4,353,750 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares held by the Reporting Person, which have been added to the total Class A Ordinary Shares outstanding in accordance with the provisions of Rule 13d-3 under the Act.

SCHEDULE 13G
CUSIP: G1330L105		Page 3 of 9 Pages
1	NAMES OF REPORTING PERSONS
Marcus Brauchli

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,353,750 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,353,750 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,353,750 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
41.4% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)
Consists of 4,353,750 Class B Ordinary Shares, which are automatically convertible into Class A Ordinary Shares at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.

(2)
Percentage is calculated based on a total of 6,157,215 Class A Ordinary Shares outstanding on November 9, 2023, as disclosed in the Issuer’s quarterly report on Form 10-Q filed on November 9, 2023, plus the 4,353,750 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares held by the Reporting Person, which have been added to the total Class A Ordinary Shares outstanding in accordance with the provisions of Rule 13d-3 under the Act.

SCHEDULE 13G
CUSIP: G1330L105		Page 4 of 9 Pages
1	NAMES OF REPORTING PERSONS
Richard Leggett Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,353,750 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,353,750 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,353,750 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
41.4% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)
Consists of 4,353,750 Class B Ordinary Shares, which are automatically convertible into Class A Ordinary Shares at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.

(2)
Percentage is calculated based on a total of 6,157,215 Class A Ordinary Shares outstanding on November 9, 2023, as disclosed in the Issuer’s quarterly report on Form 10-Q filed on November 9, 2023, plus the 4,353,750 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares held by the Reporting Person, which have been added to the total Class A Ordinary Shares outstanding in accordance with the provisions of Rule 13d-3 under the Act.

SCHEDULE 13G
CUSIP: G1330L105		Page 5 of 9 Pages
Item 1(a)	Name of Issuer

Blue Ocean Acquisition Corp. (the “Issuer”)

Item 1(b)	Address of the Issuer’s Principal Executive Offices

2 Wisconsin Circle, 7th Floor
Chevy Chase, MD, 20815

Item 2(a)	Names of Persons Filing

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Blue Ocean Sponsor LLC,
(ii)	Marcus Brauchli, and
(iii)	Richard Leggett Jr.

This statement relates to Class A Ordinary Shares obtainable upon conversion of Class B Ordinary Shares held directly by Blue Ocean Sponsor LLC, the Issuer’s sponsor.  Each of Mr. Brauchli and Mr. Leggett serve as co-manager of Blue Ocean Sponsor LLC and, in such capacity, may be deemed to indirectly beneficially own the shares of Class A Ordinary Shares directly beneficially owned by Blue Ocean Sponsor LLC.

Item 2(b)	Address of the Principal Business Office, or if none, Residence

The address of each of the Reporting Persons is:

c/o Blue Ocean Acquisition Corp.
2 Wisconsin Circle, 7th Floor
Chevy Chase, MD, 20815

Item 2(c)	Citizenship

Blue Ocean Sponsor LLC is a Cayman Islands limited liability company.  Each of Mr. Brauchli and Mr. Leggett is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities

Class A Ordinary Shares, par value $0.0001 per share

Item 2(e)	CUSIP Number

G1330L105

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4	Ownership

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2023, each of the Reporting Persons may be deemed the beneficial owner of 4,353,750 Class A Ordinary Shares.  This amount consists of 4,353,750 Class B Ordinary Shares, which are automatically convertible into Class A Ordinary Shares at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.

SCHEDULE 13G
CUSIP: G1330L105		Page 6 of 9 Pages
Item 4(b)	Percent of Class:

As of December 31, 2023, each of the Reporting Persons may be deemed the beneficial owner of approximately 41.4% of the Class A Ordinary Shares outstanding.  This percentage is calculated based on a total of 6,157,215 Class A Ordinary Shares outstanding on November 9, 2023, as disclosed in the Issuer’s quarterly report on Form 10-Q filed on November 9, 2023, plus the 4,353,750 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares held by the Reporting Persons, which have been added to the total Class A Ordinary Shares outstanding in accordance with the provisions of Rule 13d-3 under the Act.

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	4,353,750
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	4,353,750

Item 5	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification

Not Applicable

SCHEDULE 13G
CUSIP: G1330L105		Page 7 of 9 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

BLUE OCEAN SPONSOR LLC

	By:	/s/ Marcus Brauchli
	Name:	Marcus Brauchli
	Title:	Co-Manager

MARCUS BRAUCHLI

/s/ Marcus Brauchli

RICHARD LEGGETT JR.

/s/ Richard Leggett Jr.

SCHEDULE 13G
CUSIP: G1330L105		Page 8 of 9 Pages
EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	9

SCHEDULE 13G
CUSIP: G1330L105		Page 9 of 9 Pages
EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A Ordinary Shares, $0.0001 par value per share, of Blue Ocean Acquisition Corp., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2024.

BLUE OCEAN SPONSOR LLC

By:	/s/ Marcus Brauchli
Name:	Marcus Brauchli
Title:	Co-Manager

MARCUS BRAUCHLI

/s/ Marcus Brauchli

RICHARD LEGGETT JR.

/s/ Richard Leggett Jr.